UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Pyramid Oil Company
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

747215 10 1
(CUSIP Number)

Sam L. Banks Chairman and Chief Executive Officer Yuma Energy, Inc. 1177 West Loop South, Suite 1825 Houston, Texas 77027

with a copy to:

Reid. A Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202

(713) 968-7068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	747215 10 1

1	NAMES OF REPORTING PERSONS: Yuma Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 2,002,580 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,002,580 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions): CO

_________________

(1)	The shares of common stock, no par value per share (“Common Stock”), of Pyramid Oil Company, a California corporation (“Pyramid”), covered by this item may be deemed beneficially owned by Yuma Energy, Inc., a Delaware corporation (“Yuma”), under a Voting Agreement, dated as of February 6, 2014 (the “Voting Agreement”), between Yuma and Michael D. Herman (the “Shareholder”), obligating the Shareholder to vote such shares in accordance with the terms of the Voting Agreement. The number of shares listed above comprises: (i) 1,852,580 shares of Common Stock, (ii) 100,000 shares of Common Stock that will be acquired by the Shareholder on or before April 5, 2014 (the “April Shares”) that are covered by the Voting Agreement, and (iii) 50,000 shares of Common Stock (the “Option Shares”) issuable upon exercise of outstanding options to acquire shares of Common Stock that are fully vested and subject to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Yuma that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	This calculation is based on 4,688,085 shares of Common Stock outstanding as of November 14, 2013, as reported in the Quarterly Report on Form 10-Q (the “Report”) filed by Pyramid with the Securities and Exchange Commission (the “Commission”) on November 14, 2013, and 150,000 shares of Common Stock for the April Shares and the Option Shares that are subject to the Voting Agreement.

Page 1 of 4 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Pyramid Oil Company, a California corporation (“Pyramid”). The principal executive offices of Pyramid are located at 2008 – 21st Street, Bakersfield, California 93301.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Yuma Energy, Inc., a Delaware corporation (“Yuma” or the “Reporting Person”). The address of the principal office of Yuma is 1177 West Loop South, Suite 1825, Houston, Texas 77027. The principal business of Yuma is a U.S.-based oil and gas company focused on the exploration for, and development of, conventional and unconventional oil and gas prospects.

The name and principal occupation of the directors and executive officers of Yuma as of the date hereof are set forth on Schedule A attached hereto, and incorporated herein by this reference. Schedule A attached hereto sets forth the following information as to each such person:

(i).	name;
(ii).	residence or business address;
(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv).	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

The Shareholder entered into the Voting Agreement as a material condition and inducement to the willingness of Yuma to enter into the Merger Agreement. The shares of Common Stock to which this statement relates have not been purchased by Yuma and no funds were expended in connection with the execution of the Voting Agreement.

Item 4.	Purpose of Transaction.

Merger Agreement

On February 6, 2014, Yuma entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Pyramid, Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Pyramid (the “Delaware Merger Subsidiary”), and Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (the “Merger Subsidiary”), pursuant to which, among other things, (i) Pyramid will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Delaware Merger Subsidiary (the “Reincorporation Merger”), the separate corporate existence of Pyramid shall cease and Delaware Merger Subsidiary shall be the successor or surviving corporation of the merger (“Pyramid Delaware”), and (ii) following the Reincorporation Merger, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the consummation of the Reincorporation Merger, merge with and into Yuma (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and Yuma shall be the successor or surviving corporation of the Merger and a wholly owned subsidiary of Pyramid Delaware.

Upon the consummation of the Reincorporation Merger, Pyramid will become a Delaware corporation, each share of Pyramid common stock will be converted into one share of Pyramid Delaware common stock and each option to acquire Pyramid common stock granted pursuant to Pyramid’s 2006 Equity Incentive Plan and outstanding immediately prior to the consummation of the Reincorporation Merger, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive one share of Pyramid Delaware common stock for each share of Pyramid common stock subject to such option, on the same terms and conditions applicable to the option to purchase Pyramid common stock. Additionally, Pyramid will change its name to “Yuma Energy, Inc.”

Page 2 of 4 pages

Upon consummation of the Merger, Yuma will become a wholly owned subsidiary of Pyramid Delaware and, subject to the terms and conditions of the Merger Agreement, holders of Yuma securities will receive, in exchange for such securities, up to 66,336,701 shares of Pyramid Delaware common stock, representing approximately 93% of Pyramid Delaware’s shares of common stock to be outstanding, including shares of common stock subject to outstanding stock options. The parties to the Merger Agreement intend to consummate the Merger as soon as practicable after the Reincorporation Merger.

The respective boards of directors of Yuma, Pyramid, Delaware Merger Subsidiary and Merger Subsidiary have determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of their respective stockholders, and have unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby. The transactions contemplated by the Merger Agreement are subject to approval of Pyramid’s and Yuma’s respective stockholders at stockholders’ meetings to be called and held by Pyramid and Yuma, respectively, delivery to Pyramid of Yuma’s audited financial statements for the year ended December 31, 2013, and other closing conditions, including the filing and effectiveness of a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”).

Under the Merger Agreement, at the closing of the Merger, all of the directors and executive officers of Pyramid Delaware will resign from their positions as directors and executive officers effective upon the election of Yuma’s designees, Sam L. Banks (Chairman), Richard K. Stoneburner, James W. Christmas, Frank A. Lodzinski, Richard W. Volk and Ben T. Morris as directors of Pyramid Delaware, and the appointment of Mr. Banks as Chief Executive Officer, Michael F. Conlon as President and Chief Operating Officer, and Kirk F. Sprunger as Chief Financial Officer, Treasurer and Secretary, respectively, of Pyramid Delaware.

The Merger Agreement contains certain termination rights for both Yuma and Pyramid, including, among other things, if the Merger is not consummated on or before December 31, 2014, and further provides that, upon termination of the Merger Agreement under certain circumstances, each of Yuma and Pyramid may be obligated to pay the other party a termination fee of $1 million.

Voting Agreement

Concurrent with, and in order to induce Yuma to enter into the Merger Agreement, Yuma entered into a Voting Agreement dated as of February 6, 2014, with Michael D. Herman (the “Shareholder”), Chairman of the Board of Directors of Pyramid, Interim Chief Executive Officer and President, and majority shareholder in Pyramid (the “Voting Agreement”) with respect to all of the shares of Common Stock that are currently or will be beneficially owned by the Shareholder (“Voting Agreement Shares”). During the term of the Voting Agreement, the Shareholder has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval and adoption of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement; (2) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates; and (3) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Voting Agreement. The Voting Agreement terminates (a) at the closing of the Merger or (b) if the Merger Agreement is terminated in accordance with its terms. The Voting Agreement also includes the grant by the Shareholder of an irrevocable proxy to Sam L. Banks, Chairman and Chief Executive Officer of Yuma (and any other individual who may be designated by Yuma) to vote and exercise all voting rights with respect to the matters described above.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Page 3 of 4 pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The response of Yuma to rows (7) through (13) of the cover page of this Schedule 13D are referenced herein. As of the date hereof, Yuma does not own any shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Yuma may be deemed to be the beneficial owner of an aggregate of 2,002,580 shares of Common Stock in connection with the Voting Agreement. Pursuant to the obligations of the Shareholder under the Voting Agreement, Yuma may be deemed to have shared power to vote up to an aggregate of 2,002,580 shares of Common Stock, in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated thereby, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Yuma may be deemed to be the beneficial owner of an aggregate of 2,002,580 shares of Common Stock. The Voting Agreement Shares include (i) 1,852,580 shares of Common Stock held by the Shareholder, (ii) 100,000 shares of Common Stock that will be acquired by the Shareholder on or before April 5, 2014 (the “April Shares”) that are covered by the Voting Agreement, and (iii) 50,000 shares of Common Stock (the “Option Shares”) issuable upon exercise of outstanding options to acquire shares of Common Stock that are fully vested and subject to the Voting Agreement. The Voting Agreement Shares represent approximately 41.3% of the outstanding shares of Common Stock (which, for purposes of calculation, assumes the purchase of the April Shares and the exercise of the Option Shares and issuance of such April Shares and Option Shares by Pyramid) as reported by Pyramid in its Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Yuma that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, none of Yuma or, to its knowledge, any of its directors or executive officers named on Schedule A attached hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Yuma has no right to receive dividends from, or the proceeds from the sale of, the Voting Agreement Shares.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of Yuma, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Pyramid, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Pyramid.

Item7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

2	Voting Agreement dated as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	YUMA ENERGY, INC.

	By:	/s/ Sam L. Banks
Sam L. Banks, Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

2	Voting Agreement dated as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

Schedule A

The following is a list of the directors and executive officers of Yuma, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all directors and executive officers listed below are citizens of the United States.

Board of Directors of Yuma Energy, Inc.

Name of Directors	Position	Present Principal Occupation

Sam L. Banks	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Yuma Energy, Inc.

James W. Christmas	Director	Retired

Frank A. Lodzinski	Director	Chief Executive Officer of Oak Valley Resources, LLC

Ben T. Morris	Director	Financial Advisor at Sanders Morris Harris Group, Inc.

Richard K. Stoneburner	Director	Senior Advisor of Pine Brook Road Partners, LLC

Richard W. Volk	Director	Retired

The business address of each director of Yuma is 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Executive Officers of Yuma Energy, Inc.

Name of Executive Officers	Position and Present Principal Occupation

Sam L. Banks	Chairman of the Board and Chief Executive Officer

Michael F. Conlon	President and Chief Operating Officer

Kirk F. Sprunger	Chief Financial Officer, Treasurer and Secretary

Mark D. Hartman	Vice President – Exploration

James J. Jacobs	Vice President – Corporate and Business Development

The business address of each executive officer of Yuma is 1177 West Loop South, Suite 1825, Houston, Texas 77027.